

December 27, 2012

Via E-mail
Marissa A. Mayer
Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

>   **Re: Yahoo! Inc.**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2012**
>   **Filed November 8, 2012**
>   **Form 8-K**
>   **Filed November 30, 2012**
>   **File No. 000-28018**

Dear Ms. Mayer:

We have reviewed the filings referenced above and have the following comments. We have limited our review of your filings to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Condensed Consolidated Financial Statements

Note 11. Commitments and Contingencies

Contingencies, page 19

1.   We note your November 30, 2012 Form 8-K disclosure regarding the $2.7 billion non-final judgment entered against the company in the 49th Civil Court of the Federal District of Mexico City. Please provide us with the following information regarding this matter:

- A detailed timeline of the significant events pertaining to this judgment;
- At each reporting date since entry into the contracts tell us how you evaluated any related contingent loss recognition and disclosures, including any estimates of reasonably possible losses in excess of amounts accrued, considering the guidance in ASC 450-20-50; and
- What consideration was given to disclosing in MD&A known uncertainties related to this judgment that you reasonably expected would have a material impact on the company's liquidity and results of operations pursuant to Item 303 of Regulation S-K.

2.   Your contingency disclosure on page 20 concludes, with respect to the legal proceedings and claims described, the amount of range of reasonably possible losses is not reasonably estimable for certain matters and that the aggregate amount or range of such losses that are estimable would not have a material adverse effect on the company's financial position, results of operations or cash flows. Please tell us what consideration was given to more clearly including all known pending contingencies, including matters not specifically disclosed, in your conclusion regarding the materiality of aggregate reasonably possible losses that are estimable.

Form 8-K, Items 8.01, 9.01

3.   The identified litigation was not disclosed in your most recent 10-K, nor in any of your 10-Qs for fiscal year 2012, although it appears to have been initiated in November 2011. Please explain, with specificity, why this litigation was not a legal proceeding required to be disclosed pursuant to Item 103 of Regulation S-K.   If such litigation was not disclosed based on your belief that it was non-material or routine litigation, please fully explain the basis for this belief.   Explain how you evaluated the nature of both the claims as well as the recovery sought in reaching your conclusion. Your analysis should address the implications of this legal proceeding on disclosure obligations for each reporting period after the filing of the lawsuit.

4.   You describe the judgment as non-final. Please tell us whether you mean that the court may still amend its ruling and any damage calculation thereunder, or whether the ruling may be appealed to another judicial body. We understand that the ruling was characterized by the court as a definitive sentence. In your response, please describe the respects in which the court finding is or is not "definitive" or "final."

5.   Please provide summaries of the following information regarding the appeals process:

- Your available options regarding avenues of appeal;
- The legal scope of any appeal proceedings (e.g., de novo review); and
- Whether appeals are automatically granted as a matter of law and/or practice, or whether the judicial bodies have discretion as to such grants.

6.   You describe the plaintiffs' claims as without merit. In light of the fact that a judgment was entered against you at the conclusion of proceedings at the trial court level, please briefly explain the basis of the statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Marissa Mayer
Yahoo! Inc.
December 27, 2012
Page 4

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Mark P. Shuman, Branch Chief-Legal, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Mark P. Shuman for

Patrick Gilmore
Accounting Branch Chief

cc: Via E-Mail
        Robert T. Plesnarski, O'Melveny & Myers LLP